Exhibit 9.1
VOTING AGREEMENT
          THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of August 22nd, 2005, by and among the stockholders of TopSpin Medical, Inc., a Delaware corporation (the “Company”) listed on Schedule A hereto (the “Parties”; the Company’s Board of Directors is referred to herein as the “Board”).
WITNESSETH:
          WHEREAS, the Company is actively considering an initial public offering of its shares on the Tel Aviv Stock Exchange (the “IPO”); and
          WHEREAS, the Parties wish to ensure that the IPO, and the fact that the Company’s shares will be publicly traded thereafter, shall not adversely affect the line of business of the Company, its ability to promote its business, and the stability of its direction and management, for the benefit of all shareholders of the Company; and
          WHEREAS, the Parties wish to ensure that the Company’s Board shall be able to enjoy the benefit of the membership on the Board of experienced independent industry experts;
          NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
          1. Condition. This Agreement is conditioned upon the consummation of the IPO. Should this condition not be met within 90 days after the date hereof, this Agreement shall become null and void and none of the parties hereto shall have any claim against another party hereto as a result thereof.
          2. Shares Subject to this Agreement. This Agreement applies to any and all shares of the Company held by each of the Parties on the date hereof, including all shares into which any of such shares shall be converted, and to any and all shares of the Parties acquired after the date hereof in any way or manner whatsoever (the “Shares”). Notwithstanding the aforesaid, any shares of the Company sold by a Party after the IPO, in a public transaction on the Tel Aviv Stock Exchange (“Public Transaction”), shall cease, immediately upon such sale, to be subject to this Agreement, and shall not be deemed a “Share” hereunder anymore.
          3. Agreement to Vote. Each Party hereby agrees on behalf of itself and any transferee or assignee of any of its Shares, to hold all of its Shares subject to, and to vote such Shares at any regular or special meeting of the stockholders of the Company in accordance with, the provisions of this Agreement.
          4. Board Size; Election of Directors. Each of the Parties shall vote at any regular or special meeting of the stockholders of the Company its Shares to ensure that:

               (a) The size of the Board shall be set and remain at up to 7 (seven) directors, and the parties hereto shall not approve any increase or decrease of the size of the Board unless such change is first authorized by an amendment to this Section 4(a) is in accordance with Section 14 hereof.
               (b) In any election of directors of the Company, the following shall be elected by the stockholders of the Company: (i) one (1) director nominated by Israel Seed IV, L.P., provided it, together with its Affiliates hold not less than 8% of the outstanding share capital of the Company on the date of nomination; (ii) one (1) director nominated by Giza GE Venture Fund III, LP, Giza Alpinvest Venture Fund III, LP, Giza Venture Fund III Limited Partnership, Giza Gmulot Venture Fund III Limited Partnership and Giza Executive Venture Fund III, LP (“Giza”), provided Giza together with its Affiliates hold not less than 8% of the outstanding share capital of the Company on the date of nomination; (iii) one (1) director nominated by Pitango Venture Capital Fund III (USA)L.P., Pitango Venture Capital Fund III (USA) Non-Q L.P., Pitango Venture Capital Fund III (Israeli Investors) L.P., Pitango Principales Fund III (USA) LP and Pitango Venture Capital Fund III Trusts 2000 Ltd. (“Pitango”), provided Pitango together with its Affiliates hold not less than 8% of the outstanding share capital of the Company on the date of nomination; (iv) one (1) director shall be the CEO of the Company, ex-officio; (v) one (1) director shall be an independent professional with reputation in the industry in which the Company operates, nominated by the holders of a majority of the Shares (it being agreed that initially such director shall be Mr. Mike Berman); and (vi) subject to the provisions of the Israeli Companies Law, 5759-1999, as amended (the “Law”), two external directors qualified to be nominated to such position pursuant to the Law, preferably independent industry experts with pertinent experience, who shall be nominated by the holders of at least a majority of the Shares. For the purpose of this sub-section (b) the term Affiliate means, with respect to any individual, corporation, partnership, joint venture, trust, any other corporate entity and any unincorporated association or organization (“Person”), any other Person, directly or indirectly, through one or more intermediary Persons, affiliated with such Person, or controlling, controlled by, or under common control with such Person.
               (c) Any director nominated by a party pursuant to sub-section (b) above shall not be removed from the Board unless the Party who nominated such director so requests in writing.
          5. No Liability for Election of Recommended Directors. None of the Parties, nor any officer, director, stockholder, partner, employee or agent of such Party, makes any representation or warranty as to the fitness or competence of the nominee of any Party hereunder to serve on the Company’s Board by virtue of such Party’s execution of this Agreement or by the act of such Party in voting for such nominee pursuant to this Agreement.
          6. Company’s Business. Each of the Parties shall vote at any regular or special meeting of the stockholders of the Company its Shares to ensure that the Company’s business will be the research, development, manufacturing, commercialization and marketing of medical devices; provided, however, that the Company’s business may be subsequently changed only pursuant to an amendment of this Agreement in accordance with Section 14 hereof.

          7. Transfer Subject to This Agreement. Subject to the last sentence of Section 2 above, in the event that any Party effects a Transfer of Shares, the transferee shall execute and deliver an Adoption Agreement substantially in the form attached hereto as Exhibit A to the other Parties hereto; upon the execution and delivery of an Adoption Agreement by any such transferee, such transferee shall be deemed to be a Party hereto as if such transferee’s signature appeared on the signature pages hereto.
          8. Reserved.
          9. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured Party for the breach of this Agreement by any Party, that this Agreement shall be specifically enforceable, and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each Party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.
          10. Captions. The captions, headings and arrangements used in this Agreement are for convenience only and do not in any way limit or amplify the terms and provisions hereof.
          11. Notices. Any notice required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by fax or sent prepaid registered or certified mail, return receipt requested, addressed to the other Party at the address shown below or at such other address for which such Party gives notice hereunder. Such notice shall be deemed to have been given upon hand delivery, four (4) business days after deposit with an overnight courier or upon confirmed transmission by fax.
          12. Term. This Agreement shall terminate and be of no further force or effect upon the written consent of the holders of a special majority of two thirds of the Shares subject to this Agreement.
          13. Manner of Voting. The voting of shares pursuant to this Agreement may be effected in person, by proxy, by written consent, or in any other manner permitted by applicable law.
          14. Amendments and Waivers. Any term hereof may be amended and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the holders of a special majority of two thirds of the Shares subject to this Agreement, provided however that any amendment adversely affecting a Party differently than the other Parties hereto shall require the consent of such Party. Any amendment or waiver so effected shall be binding upon the Parties hereto.
          15. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

          16. Binding Effect. This Agreement shall be binding upon the Parties, their respective heirs, successors and assigns and to such additional individuals or entities that may become stockholders of the Company and that desire to become Parties hereto.
          17. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law principles thereof.
          18. Entire Agreement. This Agreement is intended to be the sole agreement of the Parties as it relates to this subject matter and does hereby supersede all other agreements of the Parties relating to the subject matter hereof.
          19. Third Parties Beneficiaries. The provisions of Section 4(b)(iv) of this Agreement shall be regarded as an agreement for the benefit of the CEO of the Company, ex-officio, who shall inure all the rights and benefits derived thereof and for the purpose of the rights and benefits granted to the CEO of the Company, ex-officio, pursuant to Section 4(b)(iv) and any change thereto, this person shall be deemed to be a party to this Agreement and shall have the right to enforce the provisions set forth in this Agreement against the other parties thereto.
          20. Undertaking: The provisions of Section 4(b)(vi) of this Agreement will be considered as an undertaking of the Parties for the benefit of the Company, and the Parties hereby undertake to notify the Company of said undertaking and further agree that this Agreement may be disclosed in the prospectus published by the Company with respect to the IPO.
          21. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
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EXHIBIT A
ADOPTION AGREEMENT
          This Adoption Agreement (“Adoption Agreement”) is executed by the undersigned (the “Transferee”) pursuant to the terms of that certain Voting Agreement dated as of ___, 2005 (the “Agreement”) by and among certain of the stockholders of TopSpin Medical, Inc. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Transferee agrees as follows:
          (a) Acknowledgment. Transferee acknowledges that Transferee is acquiring certain shares of the capital stock of the Company (the “Stock”), subject to the terms and conditions of the Agreement.
          (b) Agreement. Transferee (i) agrees that the Stock acquired by Transferee shall be bound by and subject to the terms of the Agreement, and (ii) hereby adopts the Agreement with the same force and effect as if Transferee were originally a Party thereto.
          (c) Notice. Any notice required or permitted by the Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.
          EXECUTED AND DATED this ___day of ___, ___.

TRANSFEREE:

By:

Name and Title

Address:

Fax:

          IN WITNESS WHEREOF, the undersigned have executed this signature page as of the respective dates set forth below.

Pitango Venture Capital Fund III (USA) L.P.		Pitango Venture Capital Fund III (USA) Non-Q L.P.

/s/ Zeev Binman /s/ Rami Kalish		/s/ Zeev Binman /s/ Rami Kalish
Title:	General Partner / CFO & Managing General Partner	Title:	General Partner / CFO & Managing General Partner

Date:	08/22/2005	Date:	08/22/2005

Pitango Principals Fund III (USA) LP		Pitango Venture Capital Fund III (Israeli Investors) L.P.

/s/ Zeev Binman /s/ Rami Kalish		/s/ Zeev Binman /s/ Rami Kalish
Title:	General Partner / CFO & Managing General Partner	Title:	General Partner / CFO & Managing General Partner

Date:	08/22/2005	Date:	08/22/2005

Giza GE Venture Fund III, LP		Pitango Venture Capital Fund III Trusts 2000 L.P.

/s/ Avi Molcho /s/ Zvi Schechter		/s/ Zeev Binman /s/ Rami Kalish
Title:	Managing Director	Title:	General Partner / CFO & Managing General Partner

Date:	08/22/2005	Date:	08/22/2005

Giza Venture Fund III Limited Partnership		Giza Alpinvest Venture Fund III, LP

/s/ Avi Molcho /s/ Zvi Schechter		/s/ Avi Molcho /s/ Zvi Schechter
Title:	Managing Directors	Title:	Managing Directors

Date:	08/22/2005	Date:	08/22/2005

Giza Executive Venture Fund III, LP		Giza Gmulot Venture Fund III Limited Partnership.

/s/ Avi Molcho /s/ Zvi Schechter		/s/ Avi Molcho /s/ Zvi Schechter
Title:	Managing Directors	Title:	Managing Directors
Date:	08/22/2005	Date:	08/22/2005

Israel Seed IV, L.P.

/s/ Neil Cohen
		Title:	General Partner

		Date:	08/22/2005